May 11, 2016

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549
Attention: Jeffrey N. Kauten

Re:                             iSign Solutions Inc.
Registration Statement on Form S-1 (File No. 333-208601)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Axiom Capital Management, Inc., as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m. Eastern Time, May 12, 2016, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

AXIOM CAPITAL MANAGEMENT, INC.

By:	/s/ Mark D. Martino
Name:	Mark D. Martino
Title:	President